Coca-Cola Bottling Co. Consolidated

4100 Coca-Cola Plaza

Charlotte, NC 28211

Via EDGAR (Correspondence)

August 28, 2006

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Re:	Coca-Cola Bottling Co. Consolidated

Form 10-K for Fiscal Year Ended January 1, 2006

Filed March 16, 2006

File No. 0-9286

Dear Mr. Moran:

This letter is submitted in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 10-K of Coca-Cola Bottling Co. Consolidated (the “Company”) for the year ended January 1, 2006, as set forth in your letter dated July 24, 2006.

For your reference, the Staff’s comment is provided herein in bold, with our response following the comment.

Notes to Consolidated Financial Statements, page 52

16. Capital Transactions, page 70

1.	We note your response to comment 6 in our letter dated June 8, 2006. We understand that both Common Stock and Class B Common Stock participate differently in dividends from undistributed earnings. For example, the contractual rights permit the payment of dividends on Common Stock and avoid paying any dividends on the Class B Common Stock. Please tell us why your earnings per share computations do not allocate distributed earnings to their respective class of common shares and then allocate all undistributed earnings to Common Stock in accordance with the contractual participation rights. Under the circumstances we would expect basic and diluted earnings per share to be calculated using the two-class method in accordance with Issue 3 of EITF 03-6. Please tell us if you view the two-class method to be applicable, or why you believe your current presentation is more appropriate.

The Company agrees with the Staff of the Commission that, with respect to the Company’s calculation of basic earnings per share, its distributed earnings should be allocated to its Class B Common Stock pursuant to the two-class method under the guidance of Issue 3 of EITF 03-6 (“Issue 3”). The Company does not believe, however, that it is required under the two-class method to allocate all of its undistributed earnings to its Common Stock, with no undistributed earnings being allocated to its Class B Common Stock. Additionally, the Company does not believe that it is required under EITF 03-6 to calculate diluted earnings per share based on the two class method. The following summarizes the Company’s interpretation of EITF 03-6 and its analysis and conclusions with respect to the Staff’s comment.

I. Common Stock and Class B Common Stock

The Company has two classes of common stock issued and outstanding—Common Stock and Class B Common Stock. Pursuant to the Certificate of Incorporation of the Company, no dividend may be declared by the Board of Directors of the Company and paid on the Class B Common Stock unless an equal or greater dividend is declared and paid on the Common Stock. Accordingly, it is theoretically possible under the Certificate of Incorporation for the Board of Directors of the Company to declare a dividend on the Common Stock without declaring a dividend on the Class B Common Stock. Since 1994, however, the Class B Common Stock and Common Stock have participated equally in dividends.

The Class B Common Stock is convertible into Common Stock on a one-for-one per share basis at any time at the discretion of the holders of the Class B Common Stock. The Class B Common Stock is entitled to 20 votes per share and the Common Stock is entitled to one vote per share on all matters submitted to the stockholders of the Company. As of January 1, 2006 the Company had 6,643,077 shares of Common Stock issued and outstanding and 2,440,252 shares of Class B Common Stock issued and outstanding. The Class B Common Stock holds approximately 88 percent of the total voting power of the stockholders of the Company. In the event of liquidation, there is no preference between the two classes of Common Stock.

II. Applicability of Two-Class Method to Calculation

of Basic Earnings per Share

Paragraph 60(a) of FAS 128, Earnings per Share, provides the following description of participating securities:

Securities that may participate in dividends with common stocks according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share).

Paragraph 61 of FAS 128 further states:

The if-converted method shall be used for those securities that are convertible into common stock if the effect is dilutive. For those securities that are not convertible into a class of common stock, the “two class” method of computing earnings per share shall be used.

For purposes of applying paragraphs 60 and 61 of FAS 128, a participating security is “a security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not.” The form of such participation does not have to be a dividend. Any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend. This is consistent with the definition of participation rights in paragraph 2.b. of FAS 129, Disclosure of Information about Capital Structure.

The Company believes the Class B Common Stock is a “convertible participating security” because it is convertible into Common Stock and may participate in undistributed earnings with the Common Stock. Accordingly, pursuant to Issue 7 of EITF 03-6, the Company agrees with the Staff of the Commission that the Class B Common Stock should be included in its computation of basic earnings per share using the two-class method.

III. Allocation of Undistributed Earnings Under

the Two-Class Method

Although the Company agrees with the Staff that the two-class method for presentation of basic earnings per share is applicable, the Company believes its historical presentation of allocating undistributed earnings equally between its Common Stock and Class B Common Stock is consistent with FAS 128 and the EITF 03-06 consensus.

A. Participation Rights of Class B Common Stock

The Task Force reached the consensus in Issue 3 that, “undistributed earnings for a period should be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings as if all of the earnings for the period had been distributed.”

This consensus was based on the guidance in Paragraph 61(b) of FAS 128, which states that under the two-class method, “remaining earnings shall be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed.”

Under subsection (b)(2) of Article Fourth of the Company’s Certificate of Incorporation, the Board of Directors of the Company is legally permitted to declare dividends on the Common Stock without declaring any dividends on the Class B Common Stock. Thus, focusing solely on the provisions of subsection (b)(2) of Article Fourth, one could conclude that the Company has the ability to pay dividends on the Common Stock while avoiding the payment of dividends on the Class B Common Stock and is therefore required to allocate all of its undistributed earnings to the Common Stock.

The Company, however, does not believe it is appropriate to focus solely on subsection (b)(2) of Article Fourth in determining the applicable participation rights of the Class B Common Stock. Rather, the Company believes that it is necessary to consider all of the rights of the Class B Common Stock under the Company’s Certificate of Incorporation and the impact of such rights, in the aggregate, on the ability of the Class B Common Stock to participate in the earnings of the Company.

Under subsection (b)(1) of Article Fourth of the Certificate of Incorporation, the Class B Common Stock is entitled to 20 votes per share and the Common Stock is entitled to one vote per share with respect to each matter to be voted upon by the stockholders of the Company. With the exception of any matter required by law, the holders of the Class B Common Stock and Common Stock vote together as a single class on all matters submitted to the Company’s stockholders, including the election of the Board of Directors. As a result of this voting structure, the holders of the Class B Common Stock control approximately 88% of the total voting power of the stockholders of the Company. Consequently, the Company does not believe the Board of Directors of the Company could elect to systematically declare dividends on the Common Stock without declaring dividends on the Class B Common Stock. This point is evidenced by the fact that the Class B Common Stock and Common Stock have participated equally in all dividends declared and paid by the Company since 1994.

Under subsection (b)(3) of Article Fourth of the Certificate of Incorporation, the Class B Common Stock is Convertible into Common Stock on a one-for-one per share basis at any time at the option of the holder. Accordingly, the holders of the Class B Common Stock are legally entitled to participate in any dividends declared on the Common Stock by exercising their conversion rights (i.e., via an action within the holder’s control). In addition, given the total number of shares of Common Stock and Class B Common Stock outstanding as of January 1, 2006, the holders of the Class B Common Stock, as a group, could elect to convert up to approximately 2,006,000 shares of their Class B Common Stock into Common Stock, while still retaining voting control (i.e., more than 50 percent of the total voting power) of the Company. While we believe, as set forth above, that allocation of undistributed earnings to Common Stock and Class B Common Stock should be equal, an alternative view would be to reflect this conversion of a substantial portion of the Class B Common Stock to Common Stock in the hypothetical allocation of undistributed earnings for purposes of computing basic earnings per share.

Under subsection (b)(6) of Article Fourth of the Certificate of Incorporation, the Common and Class B Common Stock are treated as a single class upon liquidation, and there is no preference if the undistributed earnings were to be distributed via liquidation.

The Company also reviewed the guidance in EITF Topic D-98, Classification and Measurement of Redeemable Securities, to gain insight as to how it may evaluate the impact of a majority vote of holders of Class B Common Stock on the allocation of undistributed earnings. EITF Topic D-98 provides for consideration of voting control through direct representation on the board of directors or through other rights (albeit in context of determining appropriate classification and measurement of redeemable securities).

Therefore, as discussed above, the participation, voting, conversion and liquidation rights of the Class B Common Stock, when considered in the aggregate, provide the holders of the Class B Common Stock with the ability to participate in dividends declared by the Board when all relevant facts and circumstances are considered. As such, the Company does not believe that the Board has the power to systematically pay dividends on the Common Stock while avoiding the payment of dividends on the Class B Common Stock. Thus, a decision to allocate all of the Company’s undistributed earnings to the Common Stock would be inconsistent with subsections (b)(1) and (b)(3) of Article Fourth of the Certificate of Incorporation and would not present the most realistic view of basic net income per share on both a participation rights and economic reality basis.

B. Examples A and F of Issue 3

The Class B Common Stock is entitled under the Certificate of Incorporation of the Company to receive dividends of up to 100 percent (i.e., up to a one-for-one per share basis) of any dividends paid to the Common Stock, subject to the declaration of such dividends by the Company’s Board of Directors. In addition, the Class B Common Stock has participated in dividends with the Common Stock on a one-for-one per share basis since 1994. Given these facts, the Company believes that its historical practice of allocating undistributed dividends equally between the Class B Common Stock and Common Stock is supported by the following examples set forth in Issue 3.

The following is Example A of Issue 3:

A participating security that provides the holder with the ability to participate in all dividends declared with the holders of common stock on a 1:1 per-share basis.

Evaluation: The undistributed earnings should be allocated between the common stock and the participating security on a 1:1 per-share basis (emphasis added).

As discussed above, due to the aggregate rights of the holders of the Class B Common Stock, including their voting control and one-for-one conversion rights, we believe that in our fact pattern the holders of the Class B Common Stock have the ability to participate in all dividends declared to the Common Stock on a one-for-one per share basis and that our historical practice of allocating earnings equally (i.e., on a one-for-one per share basis) between the Common Stock and Class B Common Stock is consistent with this guidance.

The following is Example F of Issue 3:

A participating security that provides the holder with the ability to participate in all dividends up to a specific threshold. For example, the security participates in dividends per common share up to 5 percent of the current market price of the stock.

Evaluation: Undistributed earnings would be allocated to common stock and the participating security based on the assumption that all earnings for the period are distributed. In this example, undistributed earnings would be allocated to common stock and to the participating security up to 5 percent of the current market price of the common stock, as the amount of the threshold for participation by the participating security is objectively determinable. The remaining undistributed earnings for the period would be allocated to common stock (emphasis added).

Again, as discussed more fully above and based on their aggregate rights under the Certificate of Incorporation, we believe that the holders of the Class B Common Stock have the ability to participate in all dividends up to 100 percent of any dividends paid on the Common Stock. Thus, undistributed earnings should be allocated equally between the Common Stock and Class B Common Stock.

IV. Calculation of Diluted Earnings Per Share

Paragraph 61 of FAS 128 states the if-converted method is used for those securities that are convertible into common stock if the effect is dilutive. For those securities that are not convertible into a class of common stock, the “two class” method of computing earnings per share shall be used. As Class B Common Stock is convertible into Common Stock, the Company believes it is appropriate to use the “if-converted” method in its computation of diluted earnings per share, as the Company has historically done. This is reinforced by Issue 6 of EITF 03-6, which states that convertible participating securities should be included in the computation of diluted earnings per share using the “if-converted” method, subject to the antidilution provisions of Statement 128.

V. Conclusions

As we have discussed, the Company believes it is both reasonable and appropriate to calculate net income per share assuming actual dividends paid were attributed to each class of common stock and the undistributed net income was allocated on a pro rata basis. The Company’s allocation of undistributed earnings takes into account the aggregate rights of the holders of the Class B Common Stock, including their voting control, which provide such holders with the ability to ensure their equal participation in dividends paid by the Company. Since the Class B Common Stock holders can convert their shares to Common Stock at any time, this allocation also recognizes that to the extent dividends are not paid, that both classes of stock have an equal share of the remaining undistributed earnings.

Therefore, we believe the Company’s historical presentation of basic and diluted earnings per share is in accordance with US GAAP and is reflective of our consideration of all relevant provisions of the Certificate of Incorporation. Furthermore, it provides fair and accurate presentation of basic and diluted earnings per share for both Common Stock and Class B Common Stock to our stockholders and other users of our financial statements.

We do, however, believe that under the two-class method, we should expand our disclosure relating to net income per share in future filings to more clearly explain and present our allocation of earnings between our Common Stock and Class B Common Stock.

*  *  *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our conclusions and proposed disclosure. Please call me at 704-557-4219 if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ William J. Billiard
William J. Billiard
Vice President, Controller
Chief Accounting Officer